			Exhibit 12.2
COLONIAL REALTY LIMITED PARTNERSHIP

Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
($ in thousands)	September 30,		September 30,
	2012	2011	2012	2011
Earnings:
Pre-tax loss before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(7,340)	$(10,787)	$(22,285)	$(32,120)
Amortization of interest capitalized	497	497	1,484	1,491
Interest capitalized	(389)	(122)	(924)	(245)
Distributed income of equity investees	185	1,012	656	3,084
Fixed Charges	24,876	24,025	74,577	68,457
Total Earnings	$17,829	$14,625	$53,508	$40,667

Fixed Charges:
Interest expense	23,037	22,678	69,367	64,676
Interest capitalized	389	122	924	245
Debt costs amortization	1,450	1,225	4,286	3,536
Total Fixed Charges	$24,876	$24,025	$74,577	$68,457

Ratio of Earning to Fixed Charges	(a)	(a)	(a)	(a)

a)
For the three and nine months ended September 30, 2012, the aggregate amount of fixed charges exceeded our earnings by approximately $7.0 million and $21.1 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three and nine months ended September 30, 2011, the aggregate amount of fixed charges exceeded our earnings by approximately $9.4 million and $27.8 million, respectively. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily a result of non-cash depreciation and amortization expense.